SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: January 3, 2011

Press Release

For Immediate Release

PARX, OTI’s Subsidiary, Expands International Presence in Europe, North
 America Parking Markets, Strengthens its Offering with Additional IP and
Products through the Acquisition of Ganis Systems’ Assets
- - -
- Transaction will result in a unique turnkey in-vehicle parking solution with comprehensive back-office network, utilization of city resources, traffic management and on-line real-time parking information
- Acquisition Increases Pipeline of Opportunities and Opens New Markets

ISELIN, N.J., January 3, 2011 – On Track Innovations Ltd. (OTI) (NASDAQ-GM: OTIV), a global leader in contactless smart card solutions, has entered into an agreement through its subsidiary, PARX Ltd., to acquire the assets of Ganis Systems Ltd. (Ganis), a provider of parking solutions.

The transaction will benefit OTI’s marketing and product offering. On the marketing side, it will enable OTI to leverage Ganis’ existing projects and pipeline of opportunities mainly in the European and North American parking markets. OTI plans to bring its financial and implementation capabilities into selected projects and opportunities Ganis built over the years, offering customers a strong and stable company that can support their parking needs in the long term.

OTI will integrate some of Ganis’ products and intellectual property that complement PARX’s existing solutions to increase PARX’s product offering, and by that offer municipalities and parking authorities a complete and unique turnkey solution with a comprehensive back-office network, advanced parking payment collection system offering the utmost utilization of city resources, improved traffic management, efficient enforcement and on-line access to real-time parking information.

In consideration for this acquisition, expected to close on or about January 4, 2011, OTI will pay Ganis $400,000 in cash and will issue to it 130,521 ordinary shares of OTI. The ordinary shares will be subject to lock-up, where 26,760 ordinary shares will be free from lock up seven months after the closing date and an additional 34,587 ordinary shares will be released from lock-up after 12, 18 and 24 months after the closing date. In addition, under an earn-out agreement, Ganis may be entitled to certain earn-out payments of up to an additional $450,000 over the next three years, based on reaching certain success criteria determined by the companies. Under the terms of the agreement, the chairman of board of OTI (or the board) will be granted an irrevocable proxy to vote the shares that are issued as part of the transaction.

Commenting on the acquisition, Oded Bashan, Chairman & CEO of OTI said, “The acquisition of the assets of Ganis is in line with OTI’s strategy of focusing on products and projects which generate recurring revenues and support our efforts to market our wise parking solutions. The transaction provides OTI with a platform to readily access new international parking markets together with enhancing our product offering, strengthening our IP portfolio and ultimately resulting in a superior turnkey parking management solution.”

ABOUT Ganis
Ganis Systems Ltd., founded in 1991, is involved in the development, manufacturing and marketing of special parking solutions based on personal parking meters. Headquartered in Nes Ziona’s Science Park, Israel, Ganis is active in the field of in-vehicle parking meters. Ganis products are being used by over 100 cities and university campuses in more than 10 countries world-wide. You can learn more about Ganis’ products and technology at the company website: www.ganis-systems.com.

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.
For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the expected increase in projects number and pipeline of opportunities, expected  increase in PARX’s products offering, the expected ability to offer municipalities and parking authorities a complete and unique turnkey solution with a comprehensive back-office network, advance parking payment collection system, improved traffic management, efficient enforcement and on-line access to real-time parking information, and expected ability to access new international parking markets together with enhancing PARX's product offering, strengthening PARX's IP portfolio and ultimately resulting in a superior turnkey parking management solution.  Forward-looking statements could be impacted by the transaction not closing due to a failure to meet closing conditions, OTI’s inability to successfully integrate the operations of the purchased Ganis’ assets into its own, further develop Ganis technology, market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission.  Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved.  OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact: Galit Mendelson Vice President of Corporate Relations 732 429 1900 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com	Media Relations: Christa Conte/Henry Feintuch Feintuch Communications 212-808-4942/212-808-4901 oti@feintuchpr.com